22006814

...ashington, D.C. 20549

SEC
Mail Processing
Section
JUN 06 2022
Washington DC
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SEC FILE NUMBER
8- 66860

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LIBERTY GLOBAL CAPITAL SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

131 WINDSOR ROAD
(No. and Street)

WABAN	MA	02468
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEVIN JOHNSON	617-794-4383	kjohnson@liberty-global.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, KEVIN JOHNSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LIBERTY GLOBAL CAPITAL SERVICES, LLC, as of MARCH 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROSA LORA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 20, 2026

Notary Public

Signature:

Title:
CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Liberty Global Capital Services, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended March 31, 2022

Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Liberty Global Capital Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liberty Global Capital Services, LLC as of March 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Global Capital Services, LLC as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Global Capital Services, LLC's management. Our responsibility is to express an opinion on Liberty Global Capital Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liberty Global Capital Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Liberty Global Capital Services, LLC's financial statements. The supplemental information is the responsibility of Liberty Global Capital Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Liberty Global Capital Services, LLC's auditor since 2019.

Maitland, Florida

May 17, 2022

Liberty Global Capital Services, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended March 31, 2022

ASSETS

CURRENT ASSETS	
Cash in Bank	$23,699
Deposit	1,000
Total Current Assets	24,699
TOTAL ASSETS	**$ 24,699**

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 534
Accrued Expenses	500
Total Current Liabilities	1,034
LONG-TERM LIABILITIES	
Total Liabilities	1,034
MEMBERS' EQUITY	
Members' Equity	23,665
Total Members' Equity	23,665
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 24,699**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended March 31, 2022

Revenues	
	$0
Total Revenues	0
Operating Expenses	
Communications and data processing	5,742
FINRA expenses	16,019
Professional fees	5,522
Dues and subscriptions	3,344
Other expenses	1,483
Total Operating Expenses	32,110
Operating Income (Loss)	(32,110)
Net Income (Loss)	**(32,110)**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended March 31, 2022

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(32,110)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Decrease (Increase) in Operating Assets:	
Accounts Receivable	20,000
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(1,525)
Total Adjustments	18,475
Net cash provided by (Used in) Operating Activities	(13,635)
CASH FLOWS FROM INVESTING ACTIVITIES	
Depreciation of Fixed Assets	0
Net cash provided by (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(50,000)
Net Cash Provided By (Used In) Financing Activities	(50,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(63,635)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	87,334
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$23,699**
CASH PAID FOR INTEREST	0
CASH PAID FOR TAXES	**$ 0**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC

Financial Statements

Statement of Changes in Members Equity

As of and for the Year-Ended March 31, 2022

	Contributed Capital	Accumulated Income (Deficit)	Total Member's Equity
Balance at April 1, 2021	$105,000	$775	$105,775
Net Income for the year ended March 31, 2022	-	(32,110)	(32,110)
Member Contributions	-	-	-
Member Distributions	-	(50,000)	(50,000)
Prior Period Adjustment	-	-	-
Balance at March 31, 2021	$ 105,000	($81,335)	$ 23,665

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
Notes to Financial Statements
As of and for the Year-Ended March 31, 2022

NOTE A- SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Liberty Global Capital Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was formed as a Limited Liability Company on April 6, 2004. The Financial Industry Regulatory Authority, Inc. (FINRA) FINRA approved the Company's application to provide private placement services for its clients. The Company has adopted a fiscal year ending March 31. The firm had a change of ownership during the 2017 fiscal year, from 100% ownership by Kevin Johnson, to 100% ownership by Liberty Global Advisory Services, LLC, which is co-owned 50-50 by Kevin Johnson and Ernest Lambers. The change of ownership was approved by FINRA as of May 10, 2016.

Description of Business

The Company, located in Boston, MA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company operates under paragraph (k) of rule 15c3-3 which provides an exemption for "A Special Account of the Benefit of Customers."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measures of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2022

Accounts Receivable- Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue from Contracts with Customers

Revenue from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, The Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At March 31, 2022, there were no advances to the Company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and includes cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2022

Income Taxes

For federal income tax purposes, Liberty Global Capital Services, LLC, a limited liability company has elected to be taxed as a partnership. The federal taxation occurs at the level of the ownership of the partnership.

NOTE B – COMMITMENTS AND CONTINGENCIES

Liberty Global Capital Services, LLC does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE C- ADVERTISING

The advertising amount for the fiscal year ending March 31, 2022 was $0.00.

Note D- STATEMENT RELATED TO UNIFORM NET CAPITAL RULE

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2022 the Company had net capital of $22,665 which was $17,665 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.56 %. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material

differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1

NOTE E- INCOME TAX

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The effect on the deferred income tax, assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The members and the Company are generally not subject to US Federal, State or local income tax examinations related to the Company's activities for tax years before 2017.

NOTE F- FINANCIAL INSTRUMENTS- CREDIT LOSSES

In August 2014, the FASB issued ASU 2016-13, Financial Instruments- Credit Losses, (Topic 326): Measurement of Credit Losses on Financial Instruments which updated the accounting standards related to accounting for credit losses on certain types of financial instruments, including loans and debt securities. For short-term account receivables, the new guidance requires a current expected loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The update requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The guidance is effective for the Company on January 1, 2020 with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company adopted the provisions of this guidance on January 1, 2020 and the adoption has no impact on its financial statements.

NOTE G- COMPANY CONDITIONS

The Company has a loss of $32,110 for the year ending March 31, 2022. The Company's stockholder has represented that he intends to make capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

NOTE H- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 17, 2022 which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Schedule I

Liberty Global Capital Services, LLC
Computation of Net Capital
As of and for the Year-Ended March 31, 2022

Computation of Net Capital

Stockholder's Equity		$ 23,665
Non-Allowable Assets		
Other Assets	$ 1,000	
Property & Equipment	0	
Accounts Receivable -other	0	
Total Non-Allowable Assets		(1,000)
Haircuts on Securities Positions		
Securities Haircuts	0	
Undue Concentration Charges	0	
Total Haircuts on Securities Positions		0
Net Allowable Capital		22,665

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 69
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 17,665

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$1,034
Percentage of Aggregate Indebtedness to Net Capital	4.56 %

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of March 31, 2022.

Schedule II

Liberty Global Capital Services, LLC
Computation for determination of reserve requirements and information related to possession and control requirements under rule 15c3-3 of the securities and exchange commission

As of and for the Year-Ended March 31, 2022

Liberty Global Capital Services, LLC is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Liberty Global Capital Services, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Liberty Global Capital Services, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and is approved for membership in FINRA as a CAB, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Liberty Global Capital Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Global Capital Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

May 17, 2022

Liberty Global Capital Services, LLC

Liberty Global Capital
Service Exemption
Report

Liberty Global Capital Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because (i) the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and is approved for membership in FINRA as a CAB, (ii) the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (iii) the Company did not carry accounts of or for customers; and (iv) the Company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, ________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: KEVIN JOHNSON
Title: CEO

May 2, 2022

131 Windsor Road, Waban MA 02468
Telephone: 617 451 9595